Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: BellSouth Corporation

Commission File No.: 1-8607

Errata — Page 16

PLEASE NOTE:  Page 16 of the joint proxy statement/prospectus, dated June 2, 2006, of AT&T Inc. (“AT&T”) and BellSouth Corporation (“BellSouth”) contains an error. While the calculation of the BellSouth equivalent per share information is described correctly in the text on that page, the amounts given for BellSouth equivalent per share information as of March 3, 2006 in the accompanying second table under “Comparative Market Data” on that page, are incorrect. The correct information is set forth in the second Comparative Market Data table set forth below, which, for convenience, is reprinted in full. Other than the BellSouth equivalent per share information as of March 3, 2006, the contents of the table reprinted below is the same as in the joint proxy statement/prospectus.

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Comparative Market Data

AT&T common shares are listed on the NYSE under the symbol “T”. BellSouth common shares are also listed on the NYSE under the symbol “BLS”. The following table presents trading information for AT&T and BellSouth common shares on March 3, 2006, the last trading day before the public announcement of the execution of the merger agreement, and June 1, 2006, the latest practicable trading day before the date of this joint proxy statement/prospectus. You should read the information presented below in conjunction with “Comparative Per Share Market Price Data and Dividend Information”, below.

	T Common Shares			BLS Common Shares
	High	Low	Close	High	Low	Close
March 3, 2006	$28.20	$27.85	$27.99	$31.81	$31.21	$31.46
June 1, 2006	$26.95	$26.24	$26.91	$34.99	$33.96	$34.83

For illustrative purposes, the following table provides BellSouth equivalent per share information on each of the specified dates. BellSouth equivalent per share amounts are calculated by multiplying AT&T per share amounts by the exchange ratio.

	T Common Shares			BLS Common Shares
	High	Low	Close	High	Low	Close
March 3, 2006	$28.20	$27.85	$27.99	$37.37	$36.90	$37.09
June 1, 2006	$26.95	$26.24	$26.91	$35.71	$34.77	$35.66

NOTE:  In connection with the proposed merger, AT&T Inc. (“AT&T”) filed a registration statement on Form S-4 (Registration No. 333-132904), containing a joint proxy statement/prospectus of AT&T and BellSouth Corporation (“BellSouth”), with the Securities and Exchange Commission (the “SEC”), which was declared effective on June 2, 2006. Investors are urged to read the registration statement and the joint proxy statement/prospectus contained therein (including all amendments and supplements to it) because it contains important information. Investors may obtain free copies of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC’s Web site (www.sec.gov). Copies of AT&T’s filings may also be obtained without charge from AT&T at AT&T’s Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth’s filings may be obtained without charge from BellSouth at BellSouth’s Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.